UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Abaxis, Inc.

File No. 000-19720 - CF# 23773

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Abaxis, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 10.22 to a Form 10-K filed June 12, 2009 as filed as Exhibit 10.3 with fewer redactions in the 10-Q filed on August 10, 2009.

Based on representations by Abaxis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel